Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM CLOSES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, July 23, 2004--Ridgeway Petroleum Corp. (the "Company") has closed the previously announced private placement of 480,954 shares at $1.75 per share with 2-year warrants to purchase an additional 480,954 shares at $ 2.00 per share. The shares are subject to a four month hold period expiring on November 24, 2004.

Given the current market conditions, the Company wishes to thank the participating shareholders. The loyalty of all shareholders is appreciated.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

dlw 8/5

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com